NO ACT

PE
3-8-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12026499

April 16, 2012

Dennis W. Rocheleau
*** FISMA & OMB Memorandum ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-16-12

Re: General Electric Company
Incoming letter dated March 8, 2012

Dear Mr. Rocheleau:

This is in response to your letter dated March 8, 2012 concerning the shareholder proposal that you submitted to GE. On January 25, 2012, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

March 8, 2012

RECEIVED
2012 MAR 22 AM 11:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Tom Kim, Esq.
Chief Counsel-Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20459

Dear Mr. Kim,

This letter is addressed to you at the suggestion of Matt McNair in your office who responded to my request for information regarding the process for filing an internal appeal of your 1/25/12 "No Action" letter with respect to my shareholder proposal submitted to General Electric (see attachment #1). The SEC's basis for exclusion of my proposal was that it sought "…to micromanage the Company…". I ask that you reverse your position for the following reasons:

1) GE's law firm, Gibson, Dunn & Crutcher, LLP, asserted that my proposal "…clearly seeks to 'micromanage' a process for evaluating and nominating independent directors. Rather than raising a general policy issue and outlining a process for the Company's board to follow…". This same law firm argued in a letter to the SEC dated 11/24/2009, responding to a more generally worded proposal from me similar in nature to my current proposal, that my "…proposal is so vague and indefinite as to be misleading and, therefore, is excludable under rule 14a-8(i)(3)." I contend that the Company should not be allowed to have it both ways.
2) The Company cited previous SEC staff no action positions dealing with such matters as a) reducing nitrous oxide emissions in coal fired power plants, b) installing and testing low-flow shower heads in some hotels, c) filing detailed reports on global warming/cooling, the effects of radiation from the sun, carbon dioxide production and absorption and a discussion of certain associated costs and benefits. My proposal is directed to the composition of a company's board, a matter of critical importance to the governance and overall operation of a company. It does not address some minor or arcane method of operation or production process. Far from being as the company claimed, "…vexed with precisely the types of intricate details and specificity…" that was fatal to other shareholder proposals, my proposal is a model of clarity and the Company knows full well what it means and how to apply it with next to no effort or cost. The Company simply does not like any shareowner suggestions to improve the board's composition or operation. It took several years for GE to change a bylaw to which I objected. The SEC sided with the Company there too until I expended considerable resources to prove them wrong. Let's not repeat that folly.

3) A simple, straightforward term limit for directors would clearly lack the "intricate details" that the Company finds so vexing, but it might well be too crude an instrument for what ails the board and remove both wheat and chaff. In my proposal, specificity is a virtue, not a vice. If an "outline" is too vague, but a simple, specific process constitutes "micromanagement," what hope for improved governance can shareowners hold?

Thank you for your consideration of my views and arguments.

Sincerely,

Dennis W. Rocheleau

*** FISMA & OMB Memorandum ***

c: R.O. Mueller, Esq.
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

ATTACHMENT # 1

RESOLVED: That the Board adopt a procedure to evaluate an independent Director's performance by means of a system akin to the previously Board-accepted practice of ranking GE employees as A, B or C players and removing those in the last category. Accordingly, whenever more than one independent Director has as of September 1 of any year, ten or more years of Board service they will be forced ranked numerically by all Directors prior to year-end. For example, if four independent directors had ten or more years of Board service, each director of the entire Board would rank each of the four either 1, 2, 3 or 4; 1 being the most effective and 4 being the least effective. Those numerical rankings would then be aggregated. The independent Director with the highest total will not be re-nominated. If, by this ranking process, two or more independent Directors receive the same highest total numerical ranking, the one with longer (or longest) Board service will not be re-nominated. Furthermore, as of September 1 of any year, whenever only one independent Director has ten or more years of Board service no such numerical forced ranking would be required and such Director will be re-nominated only if all other Directors vote unanimously by secret ballot to re-nominate such Director.

Supporting Statement

Our Board needs to become more dynamic and attuned to the demands of the current Company portfolio of businesses and the world economy. We cannot afford to wait for age or individual Director decision making to cull properly the Board and improve it. If the Company can repeatedly err in its selection of officers from a talent pool it knows extremely well, it defies logic that the success rate in selecting relatively unknown outsiders for our Board would be essentially error free. Ten years is sufficient time to evaluate any Director's performance and a not unreasonable "term limit" if it comes to that.